Targa Resources Corp. 811 Louisiana, Suite 2100 Houston, Texas 77002-1400 www.targaresources.com

November 17, 2021

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for Fiscal Year Ended December 31, 2020

Response dated October 27, 2021

File No. 001-34991

Ladies and Gentlemen:

Set forth below are the responses of Targa Resources Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2021, with respect to Form 10-K for Fiscal Year Ended December 31, 2020 (the “Form 10-K”) and Form 8-K dated August 5, 2021, File No. 001-34991(the “Form 8-K” and together with the Form 10-K, the “Subject Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the referenced Subject Filing unless otherwise specified.

Supplemental Response Filed October 27, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures

Our Non-GAAP Financial Measures, page 64

1.

We note your response to our prior comment 1. It appears that the Gross margin presented to reconcile to non-GAAP Adjusted gross margin is calculated without subtracting the Operating expenses line item. For the non-GAAP Adjusted gross margin measure you present, the most directly comparable GAAP-basis measure appears to be a fully burdened gross margin. Please revise your presentation accordingly.

Securities and Exchange Commission

November 17, 2021

RESPONSE:

We respectively acknowledge the Staff’s comment. In future filings, the Company will not present Adjusted gross margin or Adjusted operating margin at the consolidated level, beginning with the Company’s Form 10-K for the year ended December 31, 2021.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at (512) 542- 8449.

Very truly yours,

TARGA RESOURCES CORP.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins LLP